

July 29, 2015

Via E-Mail
Thomas B. Mangas
Chief Financial Officer
Starwood Hotels & Resorts Worldwide, Inc.
One StarPoint
Stamford, CT 06902

> **Re: Starwood Hotels & Resorts Worldwide, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 25, 2015**
> **File No. 001-07959**

Dear Mr. Mangas:

We have reviewed your June 16, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 2, 2015 letter.

Item 8. Financial Statements and Supplementary Data

Note 12. Income Taxes, page F-25

1. We note your response to comment 3. Please explain to us how the acquisition of the U.K. subsidiary by the Luxembourg Holding company relates to the distribution of Luxembourg foreign cash to the U.S. Additionally, clarify to us whether the repatriation of the $385M in foreign cash was part of your restructuring plan or whether it was required under the U.S. tax law due to the restructuring.

2. We note in your April 22, 2015 response to comment 2 that pre-tax income earned in Luxembourg and Singapore comprised 67% of total foreign pre-tax

income. To the extent that any other material jurisdictions comprise the remaining 33% of foreign pre-tax income, please tell us the pre-tax income, statutory tax rate and effective tax rate of the jurisdiction(s).

3. We further note in your April 22, 2015 response to comment 2 that certain tax incentives are reflected in the foreign tax differential line. If material, please provide to us additional details regarding these tax incentives including quantification of the impact to the foreign tax differential line item, expiration dates and any risks or uncertainties.

4. Additionally, please clarify if there are material components included in the foreign tax differential line other than the difference between the U.S. and foreign statutory tax rates and the tax incentives. For example, tell us whether this line item reflects any changes in foreign valuation allowances, changes in foreign unrecognized tax positions, changes in foreign tax rates or nondeductible items, etc. Also include in your response quantification of the impact to the foreign tax differential line item for each item, to the extent material.

5. We note that foreign tax expense as a percentage of foreign pre-tax income has declined from 48% in 2012 to 28% in 2013 to 5% in 2014. Please describe the reasons for this trend.

If you have any questions, you may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3446.

Sincerely,

/s/ Jaime G. John

Jaime G. John
Branch Chief